FORM 3

      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |    OMB APPROVAL     |
               INITIAL STATEMENT OF                |_____________________|
        BENEFICIAL OWNERSHIP OF SECURITIES         |OMB NUMBER: 3235-0104|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person
                     Falcon Drilling Company, Inc.
      _________________________________________________________________________
          (Last)                      (First)                    (Middle)

                       1900 West Loop South, Suite 1800
      _________________________________________________________________________
                                (Street)

        Houston                       Texas                         77027
      _________________________________________________________________________
          (City)                      (State)                      (Zip)

   ____________________________________________________________________________
   2. Date of Event Requiring Statement (Month/Day/Year)
      07/10/97
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
      76-0351754
   ____________________________________________________________________________
   4. Issuer Name and Ticker or Trading Symbol
      Reading & Bates Corporation ("RB")
   ____________________________________________________________________________
   5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)
    (  ) DIRECTOR
    (  ) 10% OWNER
    (  ) OFFICER (GIVE TITLE BELOW)
    (X ) OTHER (SPECIFY TITLE BELOW)
         Option Holder
   ____________________________________________________________________________
   6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)

   ____________________________________________________________________________
   7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
       X  FORM FILED BY ONE REPORTING PERSON
      ---
      ___ FORM FILED BY MORE THAN ONE REPORTING PERSON

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   TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
   ____________________________________________________________________________
   |1. TITLE OF SECURITY|2. AMOUNT OF   |3. OWNERSHIP  |4. NATURE OF INDIRECT  |
   |   (INSTR. 4)       |   SECURITIES  |   FORM DIRECT|   BENEFICIAL OWNERSHIP|
   |                    |   BENEFICIALLY|   DIRECT (D) |   (INSTR. 5)          |
   |                    |   OWNED       |   OR INDIRECT|                       |
   |                    |   (INSTR. 4)  |   (I) (INSTR.|                       |
   |                    |               |   5)         |                       |
   |____________________|_______________|______________|_______________________|

    NONE


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   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
     (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 4)
      Option to purchase common stock
   ____________________________________________________________________________
   2. Date Exercisable and Expiration Date (Month/Day/Year)
             *                                          *
       ----------------                          ---------------
       Date Exercisable                          Expiration Date
   ____________________________________________________________________________
   3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
      Common Stock, par value $.05 per share             14,340,154
      --------------------------------------      --------------------------
              Title                               Amount of Number of Shares
   ____________________________________________________________________________
   4. Conversion or Exercise Price of Derivative Security
      $34.00
   ____________________________________________________________________________
   5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)(Instr. 5)
      (D)
   ____________________________________________________________________________
   6. Nature of Indirect Beneficial Ownership (Instr. 5)

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   EXPLANATION OF RESPONSES:

   * In connection with an Agreement and Plan of Merger, dated as of July 10, 1997, among R&B Falcon Corporation, FDC Acquisition Corp., Reading & Bates Acquisition Corp., Falcon Drilling Company, Inc. ("Falcon") and Reading & Bates Corporation ("R&B"), Falcon and R&B entered into a Stock Option Agreement, dated as of July 10, 1997 (the "Stock Option Agreement"), providing for the option reported on herein. The option is exercisable only upon the occurrence of certain events described in the Stock Option Agreement and expires upon, or following a certain period after, the occurrence of certain events described in the Stock Option Agreement. The number of shares of R&B obtainable by Falcon under the option will be adjusted if necessary so that such number equals 19.9% of the shares of common stock of R&B outstanding at the time of such exercise. Prior to such exercise, Falcon disclaims beneficial ownership of the shares of common stock of R&B which are obtainable by Falcon upon exercise of such option.


       /s/ Leighton E. Moss                           July 21, 1997
   -----------------------------------              -----------------
    **  SIGNATURE OF REPORTING PERSON                     DATE
          Leighton E. Moss                            July 21, 1997
          General Counsel

   _____________________________

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
       SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE
   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOR REQUIRED TO RESPOND UNLESS THE FORM
   DISPLAYS A CURRENTLY VALID OMB NUMBER.
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